# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LiveOne, Inc., CIK 0001491419
CUSIP: 53814X300
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 269 South Beverly Drive, Suite 1450, Beverly Hills, California (CA), 90212
Date of event which requires filing of this statement: 04/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002005512

## Reporting persons
- Broadcast Music, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (7.6% of the class)
- BMI Funding, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (7.6% of the class)
- BMI Guarantor SPE, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (7.6% of the class)
- Broadcast Music, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (7.6% of the class)
- Otis Parent, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (7.6% of the class)
- Otis Intermediate, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (7.6% of the class)
- Otis Topco, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (7.6% of the class)
- Otis Topco GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (7.6% of the class)
- NM Otis Co-Invest, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (7.6% of the class)
- NMI Co-Invest GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (7.6% of the class)
- Steven B. Klinsky: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (7.6% of the class)

## Item 1. Issuer
Name of issuer: LiveOne, Inc.
Address of issuer's principal executive offices: 269 South Beverly Drive, Suite 1450, Beverly Hills, CA 90212

## Item 2. Person Filing
Name of person filing:
This Schedule 13G (this "Statement") is filed on behalf of each the following persons (collectively, the "Reporting Persons"):

(i) Broadcast Music, LLC
(ii) BMI Funding, LLC
(iii) BMI Guarantor SPE, LLC
(iv) Broadcast Music, Inc.
(v) Otis Parent, Inc.
(vi) Otis Intermediate, Inc.
(vii) Otis Topco, L.P.
(viii) Otis Topco GP, L.L.C.
(ix) NM Otis Co-Invest, L.P.
(x) NMI Co-Invest GP, L.L.C.
(xi) Steven B. Klinsky
Address of principal business office or, if none, residence:
The principal business address of each of Broadcast Music, LLC, BMI Funding, LLC, BMI Guarantor SPE, LLC, Broadcast Music, Inc., Otis Parent, Inc., Otis Intermediate, Inc., Otis Topco, L.P. and Otis Topco GP, L.L.C. is 7 World Trade Center, 250 Greenwich Street, New York, NY 10007.

The principal business address of each of NM Otis Co-Invest, L.P., NMI Co-Invest GP, L.L.C. and Mr. Klinsky is 1633 Broadway, 48th floor, New York, NY 10019.
Citizenship: The citizenship of each Reporting Person is set out in Item 4 of its cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a)-4(c) is set forth in Rows 5-11 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons.

Broadcast Music, LLC directly holds 1,000,000 shares of Common Stock. The sole member of Broadcast Music, LLC is BMI Funding, LLC. The sole member of BMI Funding, LLC is BMI Guarantor SPE, LLC. The sole member of BMI Guarantor SPE, LLC is Broadcast Music, Inc. The sole shareholder of Broadcast Music, Inc. is Otis Parent, Inc. The sole shareholder of Otis Parent, Inc. is Otis Intermediate, Inc. The sole shareholder of Otis Intermediate, Inc. is Otis Topco, L.P. The general Partner of Otis Topco, L.P. is Otis Topco GP, L.L.C. The sole member of Otis Topco GP, L.L.C. is NM Otis Co-Invest, L.P. The general partner of NM Otis Co-Invest, L.P. is NMI Co-Invest GP, L.L.C. Steven B. Klinsky is the managing member of NM Co-Invest GP, L.L.C.

Calculation of the percentage of Common Stock beneficially owned is based on 12,148,566 shares of Common Stock outstanding following the offering described in the prospectus supplement on Form 424B5 filed by the Issuer with the Securities and Exchange Commission on March 10, 2026, plus the one million shares of Common Stock issued by the Issuer to the Reporting Persons on April 24, 2026.
Percent of class: See Item 4(a) above.
Sole power to vote or to direct the vote: See Item 4(a) above.
Shared power to vote or to direct the vote: See Item 4(a) above.
Sole power to dispose or to direct the disposition: See Item 4(a) above.
Shared power to dispose or to direct the disposition: See Item 4(a) above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Broadcast Music, LLC: /s/ Pam Schoenfeld, Pam Schoenfeld, Senior Vice President and Chief Legal Officer (04/24/2026)
- BMI Funding, LLC: /s/ Pam Schoenfeld, Pam Schoenfeld, Senior Vice President and Chief Legal Officer (04/24/2026)
- BMI Guarantor SPE, LLC: /s/ Pam Schoenfeld, Pam Schoenfeld, Senior Vice President and Chief Legal Officer (04/24/2026)
- Broadcast Music, Inc.: /s/ Pam Schoenfeld, Pam Schoenfeld, Senior Vice President and Chief Legal Officer (04/24/2026)
- Otis Parent, Inc.: /s/ Pam Schoenfeld, Pam Schoenfeld, Senior Vice President and Chief Legal Officer (04/24/2026)
- Otis Intermediate, Inc.: /s/ Pam Schoenfeld, Pam Schoenfeld, Senior Vice President and Chief Legal Officer (04/24/2026)
- Otis Topco, L.P.: /s/ Pam Schoenfeld, By: Otis Topco GP, L.L.C., Pam Schoenfeld, Senior Vice President and Senior Legal Advisor (04/24/2026)
- Otis Topco GP, L.L.C.: /s/ Pam Schoenfeld, Pam Schoenfeld, Senior Vice President and Senior Legal Advisor (04/24/2026)
- NM Otis Co-Invest, L.P.: /s/ Adam Weinstein, Adam Weinstein, Authorized Person of NMI Co-Invest GP, L.L.C., its general partner (04/24/2026)
- NMI Co-Invest GP, L.L.C.: /s/ Adam Weinstein, Adam Weinstein, Authorized Person (04/24/2026)
- Steven B. Klinsky: /s/ Steven B. Klinsky, Steven B. Klinsky (04/24/2026)